[redacted]

SEC Mail Processing Section MAR 3 1 2008 Washington, DC 105

SECURITI N

08029644

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glen Rauch Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen Rauch 212-363-9760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grodsky Caporrino & Kaufman CPA's PC
(Name – *if individual, state last, first, middle name*)

300 Jericho Quadrangle	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen Rauch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glen Rauch Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Glen Rauch
Signature

Chief Executive Officer
Title

Notary Public

ELEANOR GOUDREAU
Notary Public, State of New York
No. 01GO4825619
Qualified in New York County
Commission Expires April 30, 20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Glen Rauch Securities, Inc.
(A wholly-owned subsidiary of Valley National Bank)
Statement of Financial Condition
With Accompanying Notes
December 31, 2007

GRODSKY CAPORRINO & KAUFMAN, PC
CERTIFIED PUBLIC ACCOUNTANTS

ANTHONY CAPORRINO, CPA
WILLIAM J. KAUFMAN, CPA

Members
AICPA
NYSSCPA

GREG DeCASTROS, CPA
ANTHONY GRACI, CPA

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholder of
Glen Rauch Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Glen Rauch Securities, Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of Company's management. Our responsibility is to express an opinion on this statement of financial condition.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the overall accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Glen Rauch Securities, Inc. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Grodsky, Caporrino + Kaufman

March 25, 2008

300 Jericho Quadrangle • Jericho NY 11753 • Tel: (516) 829-5559 • Fax: (516) 829-5471
WWW.GCKCPA.COM

Glen Rauch Securities, Inc.
(A wholly-owned subsidiary of Valley National Bank)
Statement of Financial Condition

DECEMBER 31, 2007

ASSETS		
Cash and cash equivalents	$	529,772
Securities owned, at market value		3,044,991
Goodwill		100,000
Property and equipment		44,505
Other assets		75,365
TOTAL ASSETS	**$**	**3,794,633**
LIABILITIES AND STOCKHOLDER' S EQUITY		
LIABILITIES		
Payable to clearing broker - net	$	1,760,577
Accounts payable, accrued expenses and other liabilities		164,124
TOTAL LIABILITIES		**1,924,701**
STOCKHOLDER'S EQUITY		
Common stock (100 shares authorized, issued and outstanding; $1 par value)		100
Additional paid-in capital		4,612,592
Accumulated deficit		(2,742,760)
TOTAL STOCKHOLDER'S EQUITY		**1,869,932**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**3,794,633**

DECEMBER 31, 2007

NOTE 1- ORGANIZATION

Glen Rauch Securities, Inc. (the "Company), a wholly-owned subsidiary of Valley National Bank (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is a full-service brokerage firm engaged primarily in the retail and institutional brokerage business.

The Company clears its securities transactions in a fully disclosed basis through Bear Stearns Clearing Corporation (the "clearing broker").

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Use of Estimates - The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

B. Cash and Cash Equivalents - The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

C. Securities Owned - Securities transactions are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transaction revenues. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

D. Property and Equipment - Property and equipment is comprised of equipment, furniture and fixtures. Acquisitions of property and equipment are capitalized in their respective accounts at cost. Ordinary maintenance and repair items are charged directly against current income. When assets are retired or otherwise disposed of, the cost and the related depreciation are removed from the accounts, and any resulting gain or loss is recognized in the statement of operations. For financial reporting purposes, depreciation is recorded using the straight line method over the estimated useful economic lives of the assets, ranging from three to ten years.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

E. Goodwill and Other Intangible Asset - In accordance with Statement of Financial Accounting Standards No. 142, goodwill is not amortized since it has an indefinite life. Goodwill is tested annually for impairment. The Company determined that goodwill had been impaired based on its current fair market value. Fair market value was based on a pending contract of sale which subsequent to year end was executed. As of the date of this report, closing for the sale of the Company has not yet taken place.

In connection with the aforementioned impairment, the Company reduced the carrying amount of the covenant not to compete to zero by recording an additional amortization charge in 2007.

F. Recent Accounting Pronouncements – In July, 2006 the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" – an Interpretation of FASB Statement No. 109 ("FIN 48") which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing, and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities. FIN 48 is effective for the Company's 2008 fiscal year and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The Company is currently evaluating the impact of adopting the provisions of FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for the Company's 2009 fiscal year, although early adoption is permitted. The Company is currently assessing the potential effect of SFAS 157 on its financial statements.

NOTE 3- PAYABLE TO CLEARING BROKER - NET

Payable to clearing broker is the amount due to the clearing broker for collateralized financing of proprietary positions. The Company's principal source of short-term financing is provided by the clearing broker. The Company can borrow on an uncommitted basis against its proprietary positions held with the clearing broker, subject to collateral maintenance requirements. The rate for short term financing ranged from 3.75% to 5.75%. Receivables from clearing broker, which include deposits with the clearing broker and interest and commissions receivable, are netted with payables to clearing broker on the statement of financial condition. At December 31, 2007, amounts receivable from and payable to the clearing broker consists of the following:

	Receivable from clearing broker	Payable to clearing broker	Net payable to clearing broker
Deposit with clearing broker	$ 180,559	$ -	$ 180,559
Due to clearing broker	-	(2,004,250)	(2,004,250)
Commissions receivable	11,167	-	11,167
Interest receivable/payable	51,947	-	51,947
	$ 243,673	$ (2,004,250)	$ (1,760,577)

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

The Company conducts substantially all of its principal trading activities through the clearing broker, which is based in the New York metropolitan area. At December 31, 2007, all marketable principal security positions were in the possession or control of its correspondent clearing broker. Significant credit exposure may result in the event that the Company's correspondent clearing broker is unable to fulfill its contractual obligations.

NOTE 4- SECURITIES OWNED AT MARKET VALUE

At December 31, 2007, securities owned at market value are comprised of state and municipal obligations.

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

NOTE 5- **INCOME TAXES**

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. State and local taxes have been provided for in these financial statements on separate entity income at the apportioned tax rate of the Parent

The Company's income tax benefit is computed in accordance with a tax sharing agreement between the Parent and the Company. The components of the Company's income tax benefit for the year ended December 31, 2007 are:

The income tax benefit is different than that calculated by applying the statutory federal income tax rate principally due to state and local income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets primarily relate to the impairment of goodwill and covenant not to compete for financial statement purposes at December 31, 2007.

A valuation allowance has been established to eliminate the net deferred tax benefit, due to the uncertainty as to whether the tax benefits will be realized.

Deferred tax assets and liabilities are computed at the statutory federal rates and the state and local rates based on separate entity income at the apportioned tax rate of the Parent and are comprised of the following at December 31, 2007:

NOTE 5- INCOME TAXES (CONT'D)

Deferred Tax Assets	
Goodwill	$565,700
Covenant not to compete	150,700
	$716,400
Deferred Tax Liability	
Property & equipment	(12,000)
	(12,000)
Valuation allowance	(704,400)
Net deferred tax assets	$ -

NOTE 6- EMPLOYEE BENEFITS

The Company's employees participate in the Parent's non-contributory defined benefit pension plan. The Company records its allocated share of the Parent's pension expense.

The Parent has a 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plan at its discretion, based on profits for the year.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements in accordance with the aggregate indebtedness method of this rule, which requires that the Company maintain minimum net capital of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2007, the Company had net capital of approximately $1,419,516 which was $1,319,516 in excess of the required net capital of $100,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. The Company was in compliance with all such requirements at December 31, 2007.

NOTE 8- **COMMITMENTS AND CONTINGENCIES**

The Company is committed to pay rent for office space under non-cancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments are as follows:

2008	$ 116,662
2009	116,662
2010	125,636
2011	125,636
2012	125,636
Thereafter	251,270
	$ 861,502

The Company applies the provisions of the Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's business activities involve the execution of securities transactions for its customers that are cleared and settled by its clearing broker. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

In accordance with applicable margin lending practices, customer accounts are typically collateralized by securities owned by the customers, thereby reducing the associated risk to changes in the market value of the security through the settlement date. There were no unsettled trades at December 31, 2007.

The Company maintains its cash balances at various financial institutions, which at times may exceed federally insured limits. As of December 31, 2007, the Company exceeded the insured limits by approximately $334,000. The Company has not experienced any losses in such accounts. Management believes the risk of loss is limited since the financial institutions are national institutions with strong financial positions.

NOTE 9- **RELATED PARTY TRANSACTIONS**

The Company currently maintains two checking accounts with the Parent, which had balances totaling $251,091 at December 31, 2007.

The Company is not charged for certain administrative costs which are supplied by the Parent without charge. These services include accounting, tax, payroll, legal, internal audit and other administrative support.

NOTE 10- **FAIR VALUE**

Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities are carried at contracted amounts approximating fair value.

NOTE 11- **SUBSEQUENT EVENT**

The Company has been assured that their relationship with Bear Stearns and/or its successors will not impact the Company.

END